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| ANNUAL AUDITED REPORT<br>FORM X-17A-5<br>PART III |
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Inf ... ilers
Pursuant to Sectio ... 1934 and Rule 17a-
5 Thereunder

| SEC FILE NO. |
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| 8- 52700 |

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

One Group Dealer Services, Inc.
~~(Filed as Confidential Information Pursuant to Rule 17a-5)~~

| Official Use Only |
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| |
| FIRM ID. NO. |

RECD S.E.C.
FEB 28 2002
513

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1111 Polaris Parkway
(No. and Street)

| Columbus | Ohio | 43240 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Young (614) 213 0916
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name – if individual, state last, first, middle name)*

KPMG LLP

| Suite 500 | 191 West Nationwide Blvd. | Columbus | Ohio | 43215-2568 |
|---|---|---|---|---|
| (ADDRESS) | Number and Street | City | State | Zip Code |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KPMG

191 West Nationwide Boulevard
Suite 500
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

## Independent Auditors' Report

Board of Directors
One Group Dealer Services, Inc.

We have audited the accompanying consolidated statement of financial condition of One Group Dealer Services, Inc. (an Ohio corporation and a wholly owned subsidiary of Bank One Corporation) and Subsidiary as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of One Group Dealer Services, Inc. and Subsidiary as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Columbus, Ohio
February 15, 2002

**ONE GROUP DEALER SERVICES, INC. & SUBSIDIARY**

Consolidated Statement of Financial Condition

December 31, 2001

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 59,332,445 |
| Receivable from Funds and parent | | 8,623,148 |
| Receivable, other | | 269,937 |
| Other assets | | 344,115 |
| Total assets | $ | 68,569,645 |
| **Liabilities and Stockholder's Equity** | | |
| Payable to affiliates and parent | $ | 973,693 |
| Accrued employee compensation and benefits | | 2,589,502 |
| Income taxes payable, net | | 2,163,522 |
| Accounts payable, accrued expenses, and other liabilities | | 2,717,889 |
| Total liabilities | | 8,444,606 |
| Stockholder's Equity: | | |
| Common stock, $10 par value; 100 shares authorized, issued and outstanding | | 1,000 |
| Retained earnings | | 60,124,039 |
| Total stockholder's equity | | 60,125,039 |
| Total liabilities and stockholder's equity | $ | 68,569,645 |

See accompanying notes to consolidated financial statements.

## (1) Organization

One Group Dealer Services, Inc. (OGDS) is a wholly owned subsidiary of Bank One Corporation (BANK ONE). OGDS is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. OGDS is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission because it is a limited business established for the exclusive purpose of sale and redemption of investment company shares. A significant portion of OGDS's customers are customers of BANK ONE. OGDS promptly transmits all funds received in connection with the sale of investment company shares to the investment companies offering the mutual fund and does not otherwise carry customer accounts.

One Group Administrative Services, Inc. (the Subsidiary) is a wholly owned subsidiary of OGDS that serves as administrator to the One Group Mutual Funds (the Funds) and the One Group Investment Trust, and as such, receives administrative fees for its services.

## (2) Summary of Significant Accounting Policies

### *(a) Use of estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

### *(b) Cash and cash equivalents*

Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

### *(c) Income taxes*

OGDS is included in the consolidated federal income tax returns of BANK ONE and its liability or benefit arises from such inclusion. OGDS's applicable income taxes are determined on the basis of filing separate tax returns, and the amount of current tax liability or benefit calculated is either remitted to or received from BANK ONE. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities.

The amount of current and deferred taxes payable or receivable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

## (3) Related-party transactions

Cash equivalents included $49,494,833 in various Funds. At December 31, 2001, all cash was held at one financial institution, which is a related party of OGDS. At December 31, 2001, $8,623,148 of receivables are due from the Funds, which are related parties of OGDS.

In addition to specific operating expenses incurred by OGDS and charged directly to operations, certain management, accounting and other costs are incurred in common for OGDS by BANK ONE and its other subsidiaries. OGDS is allocated a share of these costs proportionately based on an appropriate methodology for each type of expense.

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the accompanying statement of financial condition may not necessarily be indicative of the financial condition that would have existed if OGDS had operated as an unaffiliated entity.

The liability related to expenses paid to BANK ONE and affiliates for the reimbursement of normal operating expenses was $973,693 as of December 31, 2001.

## (4) Employee Compensation and Benefits

OGDS's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by BANK ONE. Additionally, OGDS employees receive annual incentive compensation based on their performance and BANK ONE's consolidated operating results.

*Pension and Postretirement Benefits*

A noncontributory defined benefit pension plan covers most regular employees of BANK ONE and its subsidiaries, including employees of OGDS. In addition, BANK ONE sponsors postretirement life insurance plans and provides health care benefits for certain retirees and grandfathered employees when they retire. The postretirement life insurance benefit is noncontributory, while the health care benefits are contributory. There are no separate plans solely for employees of OGDS. The pension expense as well as postretirement health care and life insurance benefit expense for OGDS is determined by an intercompany charge from BANK ONE.

Employees of OGDS are also eligible to participate in BANK ONE's defined contribution plan. OGDS is required to make contributions to the plan based on the level of employee participation.

## (5) Income taxes

The temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2001 are primarily related to fixed asset depreciation and compensation accruals. At December 31, 2001, OGDS had a net deferred tax asset of $48,074, which is included in other assets in the accompanying statement of financial condition. In accordance with the tax sharing agreement between OGDS and BANK ONE, OGDS records deferred tax balances which can be offset in the BANK ONE consolidated tax return and settles deferred balance when utilized in the BANK ONE consolidated tax return.

At December 31, 2001, OGDS had a net current federal tax payable of $1,129,382 and a net current state tax payable of $1,034,140, both of which are included in income taxes payable in the accompanying statement of financial condition.



(Continued)

## (6) Net Capital Requirements

OGDS is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. OGDS is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001, OGDS had net capital of $16,696,231, which was $16,534,065 in excess of its required net capital of $162,166. OGDS's ratio of aggregate indebtedness to net capital was .15 to 1. As permitted, OGDS's net capital computation is based upon OGDS rather than the consolidated financial statements.

KPMG

191 West Nationwide Boulevard
Suite 500
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

Board of Directors
One Group Dealer Services, Inc.

In planning and performing our audit of the consolidated financial statements and the supplemental schedule of One Group Dealer Services, Inc. (OGDS) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by OGDS, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because OGDS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by OGDS in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of OGDS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which OGDS has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that OGDS's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 15, 2002